October 28, 2024

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

       Re: Atlanticus Holdings Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response Dated October 4, 2024
           File No. 001-40485
Dear William McCamey:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 6, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Business, page 1

1. Please refer to prior comment 1. Please revise your proposed disclosure in future filings to provide the information in a tabular format.
2. Please refer to prior comments 3 and 4. Based on the information in your response it appears that your bank partners acquire private label receivables net of merchant fees which result in your bank partners acquiring the receivables at a discount. It appears that you acquire the receivables from your bank partners at the net amount the bank partner paid which you indicate represents market terms and therefore no gain or loss is recognized at initial measurement. Please address the following:

             Please tell us and revise future filings to clarify, if true, that you typically acquire private label receivables from your bank partners at a discount to the principal
 October 28, 2024
Page 2

           amount of the receivable which results in the receivable being acquired from your bank partners at market terms with no gain or loss recognized at acquisition.

             We note your disclosure on page F-9 that    direct loan
origination fees (such as
           annual and merchant fees) are taken into income when billed to the consumer or
           upon loan acquisition.    Please tell us and revise future filings,
as needed, to
           ensure your disclosure clearly reflects the contractual terms of your purchase from your bank partners and your accounting under the fair value option. It appears that merchant and other fees are paid to your bank partners, and not to you, due to off-
           market terms on the underlying receivables and that you simply purchase the receivables from your bank partners at a discount to reflect an effective interest rate representing a market rate. Additionally, it is unclear why you disclose
           merchant fees are    taken into income    when billed since they do
not appear to
           result in any income at acquisition. Further, it appears that you do not bill merchant fees since they appear to be between the merchant and your bank partner.

             Please tell us and revise future filings, as needed, to ensure your revenue recognition disclosure on page F-11 is consistent with the contractual terms of your transactions and your accounting under the fair value option, including whether items result in an immediate net gain or loss. For example, clearly distinguish and discuss the timing and impact of fees and costs that
(1) do not
           result in an immediate net gain or loss since they are considered in the fair value of the receivable at acquisition (e.g., merchant fees) and (2) those fees (e.g., annual fees, late fees, etc.) and costs (e.g., fees paid to your merchant banks for regulatory oversight) that do result in an immediate net gain or loss. Additionally, if true, consider revising your disclosure to simply clarify here or in other disclosure that you recognize the effective interest rate on your receivables over time based on the discount paid to your bank partners which results in an increase to the fair value of receivables and that payments made by consumers results in a reduction to the fair value of receivables.
3. Please refer to prior comment 3. We note your disclosure that appears to indicate that you compensate your bank partners with a fixed monthly fee and also a variable fee based on of the performance of the acquired receivables. Please tell us and revise future filings to clarify how you account for these fees including where you present the costs in your statements of income.
4. Please refer to prior comment 3. Noting your proposed disclosure in response to prior comment 9 and information in Exhibit 10.13 included in your December 31, 2023
      Form 10-K that appears to indicate that you service the loans made by your bank partners, please tell us in detail and revise future filings as needed, to clarify your disclosure that your bank partners continue to own and service the underlying accounts. For example, clarify the difference between your servicing a receivable and the bank partner servicing the underlying account.
5. We note your proposed disclosure in response to prior comment 4. Please tell us and
      revise your proposed disclosure to clarify the details of    up-front or
third-party fees
 October 28, 2024
Page 3

       associated with general purpose credit cards. For example, clarify which party is paying the fees, what they relate to and why they reduce the price you pay to your bank partner.
Collection Strategy - CaaS Segment, page 3

6. Please refer to prior comment 7. Please tell us and revise your proposed disclosure to quantify, if material, the amount of receivables at each period end presented that have not satisfied the minimum payment due requirement but are part of a collection or other program and therefore not classified as delinquent.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Changes in fair value of loans, page 25

7. Please refer to prior comment 9. Please tell us in detail and revise your proposed disclosure related to the discount rate to clarify how your agreements with retail partners limit your credit loss exposure.
8. Please refer to prior comment 9. Noting the materiality to your business of charge-
       offs, please tell us and revise future filings to have a separately captioned paragraph and quantify charge-offs recognized in each period and discuss the underlying reasons for the amounts recognized and trends.
9.     Please refer to prior comments 9 and 11. Noting the material impact on your net
       income of    Changes in fair value of loans at fair value, included in
earnings
       disclosed on page 13, please tell us and revise future filings to have a separately captioned paragraph and quantify the amounts recognized each period, more specifically identify the fair value measurement inputs that drove the increase or decrease in fair value, quantify the impact of each change, and more specifically discuss the underlying reason for the change in the input for each period presented.
Non-GAAP Financial Measures, page 26

10. We note your proposed disclosure in prior comment 13 and your response to prior comment 14. Please consider revising your proposed disclosure to simply state, if true, that managed receivables are based on fee billings which include the undiscounted contractual amounts due on the underlying consumer receivable including principal purchases, fees and finance charges less actual charge-offs.
Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

11. Please refer to prior comments 16 and 17. Your responses indicate that you include expected subsequent purchases in your fair value measurements for receivables.
       Please address the following:

             Tell us whether you consider expected subsequent purchases for both general purpose credit cards and private label credit receivables. October 28, 2024
Page 4

             Tell us the accounting guidance that supports this policy. Specifically tell us how you considered the guidance in ASC 310-10-25-7 and ASC 350 and how you considered whether the value related to expected subsequent purchases represents an intangible asset.
Note 6. Fair Values of Assets and Liabilities, page F-16

12. Please refer to prior comment 23. If true, please revise your proposed disclosure to
       clearly state that the amount of    changes in fair value of loans at
fair value, included
       in earnings    represents the unrealized gain that is attributable to
those receivables held
       at the end of the reporting period. Otherwise, please tell us how you comply with the requirements in ASC 820-10-50-2.d.
13. Please tell us and revise future filings to clarify where the accretion of the discount related to merchant fees is presented in the rollforward of loans measured at fair value on page F-17.
14. Please tell us and revise future filings here or in MD&A to disclose the aggregate unrealized gain or loss related to loans measured at fair value at each period end presented.
15. Please refer to prior comment 24. We note in response to prior comment 11 that you consider recent securitizations of assets, your internal weighted average cost of capital, and the internal rates of return requirements in determining your discount rate.
       It appears the risks associated with the inputs to your discount rate as well as other inputs that impact your fair value measurements (e.g., payment rate, servicing rate, gross yield, etc.) are not related to instrument-specific credit risk but may be related to general market conditions. Please tell us in additional detail why you believe the risks associated with the discount rate, as well as the other inputs noted above, relate to instrument-specific credit risk. Alternatively, please tell us and revise your proposed disclosure to disclose the information required by ASC 825-10-50-30.c.
        Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance